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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A
                                 AMENDMENT NO. 1
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

        (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)


                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

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                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty                                       Margo S. Scholin
Joanne C. Rutkowski                                 Baker Botts L.L.P.
Stephanie Smith                                     3000 One Shell Plaza
Baker Botts L.L.P.                                  Houston, Texas 77002-4995
The Warner                                          (713) 229-1234
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700


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         CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and Utility
Holding, LLC (together the "Applicants") hereby amend and restate their request for authorization and approval as set forth herein.(1)

Item 1. Description of the Proposed Transactions

         A.       Introduction and General Request

                  1.       General

                  By order dated July 5, 2002 (HCAR No. 27548) (the "July Order"), the Securities and Exchange Commission (the "Commission") authorized the formation of a new registered holding company, CenterPoint, and the distribution ("Distribution") to shareholders of the remaining common stock of Reliant Resources, Inc. The formation of CenterPoint and the Distribution was part of a plan adopted in 2000, and approved by the Public Utility Commission of Texas (the "Texas Commission"), for the restructuring of Reliant Energy, Incorporated pursuant to requirements of the Texas Electric Restructuring Legislation adopted in 1999. The Distribution, which was made on September 30, 2002, completed the separation from CenterPoint of the merchant power generation and energy trading and marketing business of Reliant Resources. As it expected to qualify for exemption from registration within a year of the initial order, CenterPoint did not intend to form a service company following the restructuring. Instead, CenterPoint requested authority to provide certain goods and services to its Subsidiaries on an interim basis.(2) The July Order authorized CenterPoint to provide a variety of services in areas such as accounting, rates and regulation, internal auditing, strategic planning, external relations, legal services, risk management, marketing, financial services and information systems and technology. For the third quarter of 2002, the cost of these services was approximately $30 million; for the fourth quarter of 2002, the cost was approximately $65.2 million.(3)

                  Since the July Order, CenterPoint has announced that it will remain a registered holding company. In its order dated June 30, 2003 (HCAR No. 27692) (the "Omnibus Financing Order"), the Commission granted CenterPoint certain authorizations through June 30, 2005. The Omnibus Financing Order noted that the Company intended to form a service company and granted CenterPoint interim authority to continue to provide goods and services to Subsidiaries through December 31, 2003.

                  2.       General Request

------------------
    1 CenterPoint holds its utility interests through Utility Holding, LLC, a Delaware limited liability company that is a conduit entity formed solely to minimize tax liability.

    2 The term "Subsidiaries" refers to each direct or indirect subsidiary company of CenterPoint as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission or in reliance on rules or statutory exemptions.

    3 See Exhibits F-3 and F-4 to CenterPoint's Annual Report on Form U-5S for the year ended December 31, 2002.


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                  This Application/Declaration seeks the authorization and
approval by the Commission with respect to the provision of intra-system services and goods, the form of the Master Services Agreement, the Form of Services Agreement for services rendered by other system companies, the Service Agreement Procedures Manual pursuant to Section 13 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and the Rules thereunder. (4) Specifically, Applicants request that the Commission approve the formation and capitalization of CenterPoint Energy Service Company, LLC ("ServiceCo"), as well as the designation of ServiceCo as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and the Service Agreement (as defined below). Applicants further request that the Commission find that ServiceCo is so organized and will conduct its operations so as to meet the requirements of Section 13 of the Act and the Commission's Rules under the Act. Applicants also request authority, to the extent not exempted under Rules 81 and 87, for their Subsidiaries to provide certain services and goods to associate companies, as more fully described below.

         B.       Description of the Parties to the Transaction

                  CenterPoint is a registered holding company under the Act, and currently has three public-utility subsidiaries: CenterPoint Energy Houston Electric, LLC (the "T&D Utility"), Texas Genco, LP ("Texas Genco"), and CenterPoint Energy Resources Corp ("GasCo") as well as certain non-utility subsidiaries that are engaged in duly-authorized non-utility businesses. These subsidiaries are described in more detail in the following paragraphs. A corporate organization chart of CenterPoint, showing the identity, relationship and classification of the current direct and indirect subsidiaries of CenterPoint, is attached hereto as Exhibit A-3. CenterPoint is proposing in this proceeding to create ServiceCo as a subsidiary service company.

                  1.       T&D Utility

                  The T&D Utility engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

                  2.       Texas Genco

                  Texas Genco owns and operates the Texas generating plants formerly belonging to the integrated electric utility that was a part of Reliant Energy, Incorporated. CenterPoint currently is seeking regulatory approval in connection with a determination by the Federal Energy Regulatory Commission that Texas Genco is an exempt wholesale generator ("EWG") within the meaning of
Section 32 of the Act.

                  3.       GasCo

                  GasCo owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of customers served. Through unincorporated divisions, GasCo provides natural gas distributions services in Louisiana, Mississippi and Texas (Entex Division), Arkansas, Louisiana, Oklahoma and Texas (Arkla Division) and Minnesota

-----------------
    4 Applicants ask the Commission to reserve jurisdiction, as appropriate, over the Service Agreement Procedures Manual.


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(Minnegasco Division). Through wholly owned subsidiaries, GasCo owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

                  4.       ServiceCo

                  CenterPoint proposes to create ServiceCo as a direct, wholly-owned subsidiary of Utility Holding, LLC. ServiceCo, as a subsidiary service company, will enter into service agreements (each a "Service Agreement") with CenterPoint, the T&D Utility, Texas Genco, GasCo, and certain other Subsidiaries (associate companies who execute Service Agreements are referred to as "Recipients"). A copy of the proposed form of the Service Agreement is filed herewith as Exhibit B-1. Applicants are also preparing a ServiceCo Service Agreement Procedures manual that will be filed by amendment.

                  Following the Commission's authorization, ServiceCo will provide the Recipients with a variety of administrative, management and support services, either directly or through agreements with associate or non-associate companies, as needed.

                  It is anticipated that ServiceCo will be a limited liability company and have a minimal equity capitalization - not more than 1,000 membership interests with total equity capital of not more than $1,000. It is anticipated that ServiceCo will derive substantially all of its needs for additional working capital from borrowings under CenterPoint's money pool (the "Money Pool") and/or additional investments by CenterPoint pursuant to Rule 45 and/or Rule 52 as applicable.

         C.       Intra-system Provision of Services

                  1.       ServiceCo

                  In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the CenterPoint system may be provided on a centralized basis through ServiceCo. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with ServiceCo offering system-wide coordination and strategy, compliance, oversight and other services where economies can be captured by the centralization of services.

                  In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following services will be offered by ServiceCo, through departments that will be established following its formation.(5) A description of each of the services performed by ServiceCo, which may be modified from time to time, is presented below. In addition to these services, ServiceCo will be the administrator of the CenterPoint System Money Pool, as created by the July Order.

                  a)       Accounting Services

-----------------
    5 These services, with a more detailed explanation of each service, are contained in Exhibit I to the Service Agreement, Exhibit B-1.


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                  ServiceCo may provide various services to the Recipients
including corporate accounting and reporting, general ledger maintenance and all accounting record keeping, guidance regarding adoption and application of accounting policies, risk oversight and financial reporting for Commission, regulatory and other purposes and support to rate and other regulatory proceedings. Each Recipient may also maintain its own corporate and accounting group and engage ServiceCo to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis. Costs of a general nature may be allocated using the Total Assets Ratio, Operating Expense or Cash Flow Ratio.

                  b)       Internal Auditing

                  ServiceCo may conduct periodic audits of administration and accounting processes. Audits would include examinations of Recipients' service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services. Costs of a general nature may be allocated using the Direct Labor Ratio.

                  c)       Finance and Treasury

                  ServiceCo may provide various services to the Recipients including budgeting, corporate tax, treasury, risk management (insurance), strategic planning, financing, money pool administration and cash management. ServiceCo may also provide investor relations services to provide information to the investment community regarding CenterPoint and its subsidiary companies and provide stock transfer agent services to holders of its securities and to shareholders of Texas Genco Holdings, Inc. and Reliant Resources. CenterPoint is providing shareholder services regarding the common stock of Reliant Resources on a temporary basis pursuant to the separation arrangements between CenterPoint and Reliant Resources. It is currently anticipated that services for Reliant Resources will terminate by January 2004. Costs of a general nature may be allocated using the Total Assets Ratio, Operating Expense or Cash Flow Ratio.

                  d)       Communications

                  ServiceCo may assist the Recipients to develop and support branding and corporate promotions, advertising and brand equity. Individually, the Recipients may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns. Costs of a general nature may be allocated using the Total Assets Ratio.

                  e)       Legal Services

                  ServiceCo may provide various legal services, processing of claims, administration of CenterPoint's corporate compliance program and general legal oversight, as well as corporate secretarial functions and filing of reports under securities laws and the 1935 Act for the benefit of the Recipients. Costs of a general nature may be allocated using the Operating Expense Ratio.

                  f)       Human Resources


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                  ServiceCo may assist the Recipients in developing policy and planning for total compensation plans, workforce planning and training, employee relations policies and programs, and in training personnel in a coordinated manner throughout the CenterPoint System Companies. It may also design and provide administration for corporate welfare and benefit plans, including pension plans and executive benefits, and support for the negotiation of labor contracts for the CenterPoint companies. ServiceCo may provide corporate oversight for health and safety services for CenterPoint and its system companies to comply with government regulation. Each Recipient may maintain a human resources group to handle the individualized application of policies and programs. Costs of a general nature may be allocated using the Head Count Ratio. Costs of providing employee and executive benefits will be allocated directly to the Recipient based on costs incurred for its employees and retirees, and any costs of a general nature which are not otherwise recovered, such as through payroll burden charges, will be allocated using the Head Count Ratio.

                  g)       Executive

                  ServiceCo may provide the executive staff to provide executive management and governance for CenterPoint, including supplying personnel to serve on boards of directors of CenterPoint system companies, and assist the Recipients in formulating and executing general plans and policies, including operations, issuance of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relations and other related matters. The executive staff will oversee any corporate aircraft, the costs of which will not be allocated to Recipients except in connection with the direct cost of flights on behalf of a Recipient. Costs of a general nature may be allocated using the Total Asset Ratio.

                  h)       Regulatory and Governmental Affairs

                  ServiceCo may assist the Recipients in developing policy for regulatory strategy, implementation of electric restructuring legislation, and support for litigation and regulatory proceedings. Governmental Affairs will develop strategy for legislative and other governmental initiatives and monitor activities affecting the Company in the state and federal legislative arenas. Costs of a general nature may be allocated using the Total Asset Ratio to the extent such costs may be allocated to CenterPoint business units. Recipients may maintain individual regulatory and governmental affairs units to support local activities.

                  i)       Information Systems and Technology

                  ServiceCo may provide the Recipients with the following services: Mainframe Operations, Enterprise Document Management, Data Circuit Management, Voice Services, IT Solutions Delivery, and Desktop Data Device services. Costs are billed to Recipients based on various metrics (e.g., CU second, billable hour, phone line, login ID) on cost allocations (e.g., headcount, operating expenses and direct dollars billed).

                  j)       Mainframe Operations

                                            Methodology
                                            -----------
Legacy Mainframe CPU Utilization            Client Unit Usage


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Legacy Mainframe Data Storage               Client Unit Usage
SAP Mainframe Data Storage                  Client Unit Usage
SAP Mainframe CPU Utilization               Client Unit Usage
Enterprise Recipient Specific               Client Unit Usage

Enterprise Document Management

Methodology: Client Unit Usage

Data Circuit Management

Methodology: Client Unit Usage

Voice Services

                                            Methodology
                                            -----------
Telephone Basic Line                        Client Unit Usage
Moves/Adds/Change (MAC)                     Client Unit Usage
Call Center Basic Line                      Client Unit Usage
Video Conferencing                          Client Unit Usage

IT Solutions Delivery

Methodology: Client Unit Usage

SAP Production Support

Allocation Methodology: Headcount and Operating Expense

Desktop Data Device Services

                                            Methodology
                                            -----------
Equipment                                   Client Unit Usage
Lotus Notes Messaging                       Client Unit Usage
LAN and Security Account Creation           Client Unit Usage
Network WAN/LAN                             Client Unit Usage
Client Support Center Help Desk             Client Unit Usage


                  k)       Business Services

                  Real Estate and Facilities Management -- ServiceCo may provide Recipients with general operating maintenance, administrative and management duties for building operations, including project management services for facility-related projects. Costs for Facilities Management not directly assignable are allocated based on the square footage utilized.

                  Security - ServiceCo may provide security and security monitoring for managed properties, security assessments and internal investigations.


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                  Office Support Services -- ServiceCo may provide Recipients with copying, inserting, mailing, call center, and graphic design functionality. This service also includes records management and managing office supplies, forms and convenience copiers. Costs for Office Support Services may be allocated based on Recipient unit usage (e.g., number of forms, mail pieces, billable hours, direct dollars spent).

                  Financial Services -- ServiceCo may provide payroll, bank reconciliation, processing certain accounts such as accounts payable and others as may be deemed necessary, check disbursements, escheat processing/reporting and remittance processing. This service may also provide Recipients with assistance in Corporate Travel. Costs for Financial Services are generally allocated based on client unit usage (e.g., number of payments processed, checks, billable hours).

                  Purchasing and Logistics -- ServiceCo may provide Recipients with procurement and Accounts Payable services. This service may also provide Recipients with oversight of logistics operations and investment recovery services. Costs for purchasing and logistics may be allocated based on client unit usage (e.g., number of transactions, billable hours, managed dollars).

                  l)       Administration of the Money Pool

                  In the July Order, the Commission authorized CenterPoint to establish a Money Pool. ServiceCo will provide various services connected to the administration of such Money Pool. Such services may include accounting and bookkeeping and responsibility for investment in appropriate short-term instruments of funds that are loaned by participants but not currently needed to satisfy borrowing needs of other participants.

                  m)       Leasing Services

                  ServiceCo may, in the future, enter into various leases of personal property or licenses where such leases or licenses will pertain to more than a single company in the CenterPoint system. ServiceCo will charge each affected Recipient for the cost thereof pursuant to the Service Agreement and associated Service Requests and office space subleases (where applicable) and the Commission's rules.

                                    * * * * *

                  Applicants wish to note that no core public utility operations or functions, such as the dispatch or delivery of energy, will be performed by ServiceCo. There are three public utilities currently in the CenterPoint system, the T&D Utility, Texas Genco and GasCo, and it is anticipated that no economies would be realized by transferring these functions and related personnel to ServiceCo at this time. Changes to the scope or character of the services to be rendered by ServiceCo shall be done pursuant to the Act and its regulations.

                  As compensation for the services to be rendered under the Service Agreements, Recipients shall pay to ServiceCo all costs that reasonably can be identified and related to particular services performed by Service Company for or on their behalf. All charges for services shall be distributed among Recipients, to the extent possible, based on direct assignment. The


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amounts remaining after direct assignment shall be allocated among the
Recipients in a fair and equitable manner, using the allocation methods set forth in Exhibit I of the Service Agreement, Exhibit B-1. Thus, charges for all services provided by ServiceCo to its affiliated utility companies and non-utility companies under the Service Agreements will be on an "at cost" basis as determined under Rules 90 and 91 of the Act. Each Recipient will conduct a periodic evaluation to determine whether such Recipient would be better served to buy the services from a source other than ServiceCo.

                  ServiceCo's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems. ServiceCo's billing system will use the "Uniform System of Accounts for Mutual Service Companies", established by the Commission for holding company systems, as may be adjusted to use the FERC uniform system of accounts.

                  As noted above, Applicants are preparing a proposed Service Agreement Procedures to be used in implementing and administering the Service Agreements. Services will be provided pursuant to work orders, in the form of "Service Requests", specifying the services to be performed by ServiceCo for each Recipient.(6) Each Service Request will be approved by ServiceCo and the Recipient, and will contain one or more Project IDs which will be used to accumulate the costs of providing services under the Service Request. The ServiceCo Accounting Division will be responsible for authorizing new Service Requests, and for reviewing, monitoring and maintaining the Service Request system, including assignment of Project IDs.

                  The Service Agreement Procedures require all ServiceCo employees, including executives, to keep, within reasonable cost, time records supporting labor charged to separately identifiable goods and services performed for Recipients. Employees will record time daily in a minimum of half-hour increments. The employee's supervisor or authorized delegate will review and approve time reports. ServiceCo will use an electronic time entry system for its employees. Time records will be maintained in accordance with record retention requirements set forth in 17 CFR 257, but in any event will be maintained for at least six years. Prior to the commencement of operations by ServiceCo, training sessions regarding time keeping requirements will be held with employees who are expected to be transferred to ServiceCo, and periodic training sessions regarding the Service Agreement procedures, including time keeping, will be held after the establishment of ServiceCo.

                  The ServiceCo Internal Audit Department will conduct periodic reviews of ServiceCo's business processes and systems to ensure that the services provided are properly documented and charged to the Recipients on an appropriate basis.

                  It is anticipated that ServiceCo will be initially staffed by transfers of approximately 1100 personnel from CenterPoint and approximately 6 personnel from GasCo. A preliminary functional organization chart of ServiceCo is attached as Exhibit B-4.

---------------
    6 The form of Service Request is attached as Exhibit B to Exhibit B-2.


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                  No change in the organization of ServiceCo, the type and
character of the companies to be serviced, the methods of allocating cost to Recipients, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until ServiceCo shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify ServiceCo within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder then the proposed change shall not become effective unless and until ServiceCo shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

                  Rule 88(b) provides that "(A) finding by the commission that a subsidiary company of a registered holding company ... is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90]), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (April 24, 1992); CINergy Corp., 57 SEC Docket 2353 (October 21, 1994). In this Application/Declaration, CenterPoint has submitted substantially the same application information as would have been submitted in a Form U-13-1.

                  Accordingly, it is submitted that it is appropriate to find that ServiceCo will be so organized and shall be so conducted as to meet the requirements of Section 13(b) of the Act, and that the filing of a Form U-13-1 is unnecessary or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

                  2.       Provision of Goods and Services by Other System
                           Companies

                  a)       Goods and Services Provided to ServiceCo.

                  Certain office space and other space currently occupied by CenterPoint personnel is owned by CenterPoint Energy Properties, Inc. ("Properties"), a wholly-owned indirect subsidiary of CenterPoint, and from time to time other space may be acquired by Properties, either in fee or by lease. It is anticipated that ServiceCo will occupy portions of the owned or leased office space. ServiceCo will enter one or more lease agreements with Properties and will enter into a sublease in the form attached as Exhibit B-3 with Recipients that will occupy such space. Each Recipient will be allocated costs associated with the occupancy of such office space in proportion to its occupancy of such space.

                  CenterPoint is currently the owner or lessee of certain computer hardware, communications facilities (including local, long distance, internet and wireless services), office equipment and furnishings and vehicles, and is the licensee under certain software license


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agreements. It is anticipated that ServiceCo will use portions of the owned or leased computer hardware, communications facilities, office equipment and furnishings and vehicles. Further, ServiceCo will also use software currently licensed by CenterPoint or by the T&D Utility.

                  The lessor in these arrangements will provide for such use under license, lease, sublease or service arrangements with ServiceCo which will be at cost in accordance with Rules 87, 90 and 91. Applicants state that none of the property proposed to be occupied or used by, or provided to, ServiceCo constitute facilities used for the production, transmission, transportation or distribution of electric energy or natural or manufactured gas.

                  Such transactions, which will not involve the transfer of utility assets, will be in accordance with Rules 87, 90 and 91.

                  b)       Goods and Services Provided by Other System Companies

                  The following associate companies currently provide services to other associate companies as indicated: (i) the T& D Utility provides various services to the Entex division of GasCo in their overlapping service territory and provides other common services such as surveying and mapping to GasCo, Texas Genco and other system companies; (ii) the Entex division of GasCo provides line locating services to the T&D Utility, and (iii) the Arkla Division of GasCo and GasCo's pipelines subsidiaries share some facilities and services, as described below. These arrangements have arisen from the historic operation of the companies and the Applicants believe it is more economical to continue the existing arrangements then to transfer the associated resources to ServiceCo.

                  A portion of the service territory of GasCo's Entex division overlaps the service territory of the T&D Utility. CenterPoint seeks to obtain the synergies that are inherent in this overlap. Thus, certain services, such as meter reading, trenching operations, vehicle maintenance, line locating, call center and credit and collection functions are shared between the two utility operations when the companies determine it is efficient and cost effective to do so. The companies also share some common warehouse space. Some of these functions, such as line locating, are provided by Entex to the T&D Utility, and others are provided by the T&D Utility to Entex. In addition, the T&D Utility provides a smaller group of services, such as GIS mapping, to other GasCo divisions, GasCo's pipelines and other CenterPoint System companies. Where such services are provided, costs of the shared services are allocated on appropriate cost allocation measures, such as number of meters with respect to meter reading, square footage occupied, where location is shared.

                  Prior to its acquisition by CenterPoint's predecessor in 1997, GasCo operated as an independent local gas distribution company. Its pipeline subsidiary provided a significant portion of the natural gas supply for one if its distribution divisions. GasCo provided corporate and shared services to its pipeline and other subsidiaries. ServiceCo will assume most corporate and shared services functions for GasCo and its subsidiaries. For example, environmental services are provided to the local distribution company ("LDC") divisions of GasCo by personnel from the pipeline subsidiaries, which are also providing support to the LDCs for compliance with the new pipeline integrity law. Arkla's telephone operations provide some services to the pipelines, and pipeline personnel share office and warehouse space in Arkla's


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

facilities. In connection with operations, Arkla and CenterPoint Energy Gas Transmission Company ("CEGT") share SCADA signals, with CEGT maintaining the equipment.(7) They also share meter testing responsibilities, with Arkla testing small pipeline meter stations and CEGT testing large distribution meters. Similarly, Arkla and CEGT share some cathodic protection from rectifiers at certain points on the system, and Arkla reads some rural and town border station meters where CEGT maintains the equipment.

                  All such services are provided at cost be in accordance with Rules 90 and 91.(8)

         D.       Provision of Goods and Services to Third Parties

                  Prior to the formation of CenterPoint, its predecessor Reliant Energy, Incorporated ("Reliant Energy") entered into certain agreements with Reliant Resources, relating to the separation of Reliant Resources from Reliant Energy. Under the terms of those agreements, Reliant Energy was obligated to provide certain services and facilities, including business services, corporate services, and information technology services to Reliant Resources during a defined transition period.(9) Reliant Resources also agreed to provide certain services to Texas Genco. CenterPoint succeeded to the obligations of Reliant Energy under these agreements and is currently providing those services on the same cost basis as services are currently provided to companies in the CenterPoint System. These arrangements will largely terminate in early 2004.

                  In addition, at the time CenterPoint distributed a portion of its stock in Texas Genco to shareholders, CenterPoint and Texas Genco entered into similar transition services agreements.(10) These agreements largely mirror the business services to be provided to Texas Genco under CenterPoint's Master Services Agreement and are priced on the same basis. The transition services agreements were needed to document the relation between CenterPoint and Texas Genco for corporate law purposes. It is contemplated that those services will continue to be provided at least until the monetization of Texas Genco and, depending on the terms of any sale of Texas Genco, for a brief transition period after that monetization.

-----------------
    7 The term SCADA refers to a Supervisory Control and Data Acquisition ("SCADA") system that electronically monitors the physical operating conditions of the distribution system.

    8 Copies of the agreements memorializing these arrangements are attached hereto.

    9 Transition Services Agreement, dated as of December 31, 2000, between Reliant Energy, Incorporated and Reliant Resources, Inc., filed as Exhibit 10.2 to the Quarterly Report of Reliant Energy, Incorporated on Form 10-Q for the quarter ended March 31, 2001 (File No. 1-3187), and Technical Services Agreement, dated as of December 31, 2000, between Reliant Energy, Incorporated and Reliant Resources, Inc., filed as Exhibit 10.3 to the Quarterly Report of Reliant Energy, Incorporated on Form 10-Q for the quarter ended March 31, 2001 (File No. 1-3187), both incorporated here by reference.

    10 Transition Services Agreement, as of August 31, 2002, CenterPoint Energy and Texas Genco, filed as Exhibit 10(cc)(2) to Annual Report of CenterPoint Energy, Inc. on Form 10-K for year ending December 31, 2002 (File No. 1-31447) and Assignment and Assumption Agreement for the Technical Services Agreement entered into as of August 31, 2002, by and between CenterPoint Energy and Texas Genco, LP, Exhibit 10.11 to the Registration Statement of Texas Genco Holdings, Inc. on Form 10 (File No. 1-31449), and both incorporated herein by reference.

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                  Upon its formation, ServiceCo will assume the obligations for any transition services that continue to be provided under those agreements. Such services will be provided at cost.

Item 2.  Fees, Commissions and Expenses.

                  The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are anticipated to not exceed $50,000.



Item 3.  Applicable Statutory Provisions.

                  Sections 6, 7, 9, 10, 12 and 13 of the Act and Rules 88, 90 and 91 are considered applicable to the proposed transactions.

                  The proposed transaction is subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  As a result of the Restructuring authorized in the July Order (as such term is defined in the July Order), CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs and is not planning to invest any more monies in those businesses.(11)

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

                  To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

----------------
   11 As noted previously, CenterPoint is seeking to qualify Texas Genco as an EWG. CenterPoint does not intend to seek any financing authority in this regard.


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

Item 4.  Regulatory Approvals.

                  The formation of ServiceCo will not require prior approval from regulatory authorities other than the Commission. The subject services agreements will be submitted for review and/or approval by the Minnesota Public Utilities Commission (the "Minnesota Commission"), the Mississippi Public Service Commission (the "Mississippi Commission"), and the Louisiana Public Service Commission (the "Louisiana Commission").

Item 5.  Procedure

                  Applicants respectfully request the Commission issue and publish not later than October 15, 2003, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than November 10, 2003 by which comments may be entered and a date not later than November 30, 2003 as a date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

                  Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

         Exhibits

         A-1      Organization of ServiceCo*

         A-2       Limited Liability Company Regulations of ServiceCo*

         A-3 Corporate Organization Chart of CenterPoint Energy Incorporated and Subsidiaries (filed with Form U5S and incorporated herein by reference)

         B-1      Form of Master Services Agreement

         B-2      Form of Service Agreement Procedures Manual*

         B-3      Form of Sublease Agreement*

         B-4      Functional Organization Chart of ServiceCo*

         B-5 Form of Services Agreement for services rendered by other system companies

         D-1      Filing with the Minnesota Commission*

         D-2      Filing with the Mississippi Commission*

         D-3      Filing with the Louisiana Commission*


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

         F-1      Opinion of Counsel*

         F-2      Past Tense Opinion of Counsel*

         H-1      Form of Notice

* To be filed by amendment.



Financial Statements

         FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2002 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31447)).

         FS-2 Consolidated Balance Sheets of CenterPoint as of June 30, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended June 30, 2003 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended June 30, 2003 (File No. 1-31447)).

         FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 (File No. 1-31447)).

Item 7.  Information as to Environmental Effects.

                  The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Second, consummation of these transactions will not result in changes in the operations of CenterPoint or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicants, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: October __, 2003


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

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:   /s/ Rufus S. Scott
      --------------------------------------
      Rufus S. Scott
      Vice President, Deputy General Counsel
      and Assistant Corporate Secretary
      CenterPoint Energy, Inc.


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